
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 17, 2012

Via E-mail
Mr. Charles R. Elliott
Chief Financial Officer
Roberts Realty Investors, Inc.
450 Northridge Parkway, Suite 302
Atlanta, GA 30350

> RE: **Roberts Realty Investors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **File No. 1-13183**

Dear Mr. Elliott:

We have reviewed your response letter dated August 9, 2012, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Consolidated Balance Sheets, page F-2

1. We have reviewed your response to prior comment 1 from our letter dated July 31, 2012. Although the holders of units control if and when a redemption occurs, that fact alone does not preclude the issuer's control over equity settlement. Please tell us whether the registrant has the sole discretion in determining whether any redemption will be settled in cash or shares. Also, tell us whether there are any factors that would limit the registrant's ability to equity settle a redemption called for by a holder of units. Refer to paragraph 6 of ASC 480-10-S99-3A and the related guidance in ASC 815-40-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant